February 3, 2012

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E., Mail Stop 3030

Washington, D.C.  20549-0306

RE:	International Rectifier Corporation
Form 10-K for the Fiscal Year Ended June 26, 2011
Filed August 22, 2011
File No. 001-7935

Dear Mr. Jaramillo:

This letter sets forth the response of International Rectifier Corporation (the “Company”) to the comment letter (the “Comment Letter”), dated January 20, 2012, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 26, 2011 that was filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2011.

In order to facilitate your review, we have repeated the text of your comments in bold in the original numbered sequence and our responses to those comments are attached.  Where we have provided in this letter text or a description of future disclosures, we are advising you of the substance of such disclosures for the questions presented.  Those disclosures may change as facts, circumstances, applicability and context require in the future.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.  If you have any questions with respect to our response or require any additional information, please contact me at (310)726-8130.

Sincerely yours,

/s/ Ilan Daskal
Ilan Daskal
Chief Financial Officer

cc:  Michael Schoenfeld, Partner, Ernst & Young LLP

Attachments: Responses to the Staff’s letter dated January 20, 2012

RESPONSES TO COMMENTS

Form 10-K for the Fiscal Year Ended June 26, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 1 - Income Taxes, page 37

Comment:

“We note from your disclosures on page 37 and page 97 that the effective tax rate was (5.6) percent for the fiscal year ended June 26, 2011.  Additionally, we note from your disclosure on page 37 that the rate for the fiscal year ended June 26, 2011 was lower than the U.S. federal statutory rate of 35 percent primarily due to a release of valuation allowances, among other factors. Also, we note that your disclosure on page 38 describes the nature of and quantifies some of the factors related to the release of your valuation allowances, which caused the 19.2 percent decrease to the U.S. federal statutory tax rate of 35 percent. Based on the above, it appears that there are other factors that caused a change in your valuation allowances, which factored into this 19.2 percent decrease to the U.S. federal statutory tax rate of 35 percent for the fiscal year ended June 26, 2011. With a view towards future disclosure, please explain the nature of and quantify fully each factor related to the release of your valuation allowances, which caused this 19.2 percent decrease to your U.S federal statutory tax rate for the fiscal year ended June 26, 2011.”

Response to Comment 1:

Our effective tax rate for the fiscal year ended June 26, 2011 was reduced by 19.2 percent due to the release of $30.3 million of valuation allowances.  The releases were comprised of:

(1) an effective tax rate impact of 13.1 percent as a result of current year profitability utilizing $20.7 million of deferred tax assets in the U.S.; and

(2) an effective tax rate impact of 6.1 percent as a result of a change in the structure of our U.K. subsidiary so that it was operating with a structured and certain profit.  With such a structured and certain profit, the U.K. subsidiary’s forecasted income became a more reliable source of taxable income and allowed for a corresponding valuation allowance release of $9.6 million.

In our Form 10-K for fiscal year ended June 24, 2012, we intend to include additional disclosure consistent with the above response.

Comment 2 - Income Taxes, page 37

Comment:

“We note from your disclosures on page 37 and page 97 that the effective tax rate was (182.3) percent for the fiscal year ended June 27, 2010.  Additionally, we note from your disclosure on page 37 that the rate for the fiscal year ended June 27, 2010 was lower than the U.S. federal statutory rate of 35 percent primarily due to a release of contingent liabilities related to uncertain tax positions, among other factors. With a view towards enhanced future disclosure, please explain the nature of and quantify fully each factor that caused the release of these contingent liabilities related to uncertain tax positions.”

Response to Comment 2:

On page 97 in Note 10, “Income Taxes”, the Company set out the nature and quantified the release of contingent liabilities in a reconciliation of the $53 million in unrecognized tax benefits for fiscal year ended June 27, 2010, as follows:

(i)            Decreases for positions taken in a prior year - $11.5 million

(ii)           Decreases for settlements with taxing authorities - $35.3 million

(iii)          Decreases for lapses in the applicable statute of limitations - $4.4 million

The $11.5 million portion of the contingent liability releases relates primarily to filing amended tax returns with U.S. states resulting in refunds of $5.1 million, and charges relating to uncertain foreign tax positions in the amount of $6.2 million due to subsequent events.

The $35.3 million portion of the contingent liability releases relates to (a) a favorable ruling in the amount of $18.3 million from the U.S. Joint Committee on Taxation in respect of prior year refund claims, and (b) $7 million arising from the settlement of a refund claim with Singapore tax authorities.

The $4.4 million portion of the contingent liability release relates to the lapse of several statutes of limitations in foreign jurisdictions.

With a view towards enhanced future disclosure, to the extent we incur a material release of contingent liabilities related to uncertain tax positions in future periods, we intend to either include in our MD&A discussion a reference to the applicable tax footnote setting out a reconciliation similar to that in our 2010 10-K Income Taxes footnote or to include a narrative discussion with a similar level of detail as set out in that Note.

Comment 3 — Liquidity and Capital Resources, page 38

Comment:

“We note your disclosure on page 100 that income taxes have not been provided on approximately $79.1 million on undistributed earnings of foreign subsidiaries since those earnings are considered to be invested indefinitely.  To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S. federal and state income tax consequences.  Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a) (1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.”

Response to Comment 3:

As of the Company’s fiscal quarter ended December 25, 2011, if the Company’s offshore cash, cash equivalents, and investment amounts were repatriated, approximately $18.9 million would not be available in the United States without incurring U.S. federal and state income taxes.

The Company expects this amount to vary depending on a number of factors, including, but not limited to, general market conditions, the level of economic activity and applicable regulatory or statutory changes.  The Company believes that the amount of offshore cash, cash equivalents and investments will increase over time, consistent with increases in the Company’s planned offshore business activity, offset by offshore working capital needs and strategic investments to support the growth and expansion of the Company overall.

In light of the Company’s overall amount of $397.1 million in cash, cash equivalents and investments as of the Company’s fiscal quarter ended December 25, 2011, the Company does not believe that indefinite reinvestment of approximately $18.9 million of earnings off-shore would have a material adverse effect on the Company as a whole.  Consequently, the Company does not expect there to be a liquidity event that would impact the Company’s ability to indefinitely reinvest foreign earnings.

In our Form 10-Q for our fiscal quarter ended December 25, 2011, filed February 3, 2011, we have included enhanced disclosure in this regard.